Exhibit 99.1

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5 PLACE DE LA GARE,
L-1616, LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
March 7, 2024
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
You are cordially invited to attend the 2024 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) of Spotify Technology S.A. (the “Company”) to be held at 4:00 p.m. Luxembourg time on April 17, 2024 at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Convening Notice and Proxy Statement.
The Board of Directors of the Company has fixed the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. EST) on February 22, 2024 as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of ordinary shares and beneficiary certificates at such time shall be admitted to and vote at the Annual General Meeting or any adjournment or postponement thereof. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Annual General Meeting cannot attend the Annual General Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.
If you are unable to attend the Annual General Meeting or you wish to be represented, please authorize a proxy to vote your ordinary shares and/or beneficiary certificates in accordance with the instructions you received. This will not prevent you from voting your ordinary shares and/or beneficiary certificates in person if you subsequently choose to attend the Annual General Meeting.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EDT, on April 12, 2024 in order for such votes to be taken into account.
On behalf of the Board of Directors, we thank you for your continued support.
Sincerely,

Daniel Ek Chairman

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5 PLACE DE LA GARE,
L-1616, LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
Convening Notice (the “Convening Notice”) to
the Annual General Meeting of Shareholders and Holders of Beneficiary Certificates
to be held on April 17, 2024 at 4:00 p.m. Luxembourg time
at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg
March 7, 2024
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
The Board of Directors of Spotify Technology S.A. (the “Company”) is pleased to invite you to attend the 2024 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”), to be held on April 17, 2024 at 4:00 p.m. Luxembourg time at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg.
Agenda of the 2024 Annual General Meeting
1.	Approve the Company’s annual accounts for the financial year ended December 31, 2023 and the Company’s consolidated financial statements for the financial year ended December 31, 2023.
2.	Approve the allocation of the Company’s annual results for the financial year ended December 31, 2023.
3.	Grant discharge of the liability of the members of the Board of Directors of the Company for, and in connection with, the financial year ended December 31, 2023.
4.	Appoint the members of the Board of Directors of the Company for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2024.
•	Mr. Daniel Ek (A Director);
•	Mr. Martin Lorentzon (A Director);
•	Mr. Shishir Samir Mehrotra (A Director);
•	Mr. Christopher Marshall (B Director);
•	Mr. Barry McCarthy (B Director);
•	Ms. Heidi O’Neill (B Director);
•	Mr. Ted Sarandos (B Director);
•	Mr. Thomas Owen Staggs (B Director);
•	Ms. Mona Sutphen (B Director); and
•	Ms. Padmasree Warrior (B Director).
5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2024.
6.	Approve the directors’ remuneration for the year 2024.
7.
Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

i

The Annual General Meeting shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended (the “Luxembourg Company Law”), and our Articles of Association (the “Articles of Association”).
Each of the items to be voted on during the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of shareholders and/or holders of beneficiary certificates present or represented at the Annual General Meeting.
Any shareholder who holds one or more ordinary shares(s) of the Company or any holder of one or more beneficiary certificate(s) of the Company at the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. EST) on February 22, 2024 (the “Record Date”) will be admitted to the Annual General Meeting and may vote at the Annual General Meeting, in person or by proxy. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Annual General Meeting cannot attend the Annual General Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.
Please consult the Proxy Statement enclosed herewith as to the procedures for attending the Annual General Meeting or being represented by way of proxy. The Proxy Statement and copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2023, together with the reports of the Board of Directors and the auditors, are available at both investors.spotify.com and www.proxyvote.com. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EDT, on April 12, 2024 in order for such votes to be taken into account.
Sincerely,
Daniel Ek
Chairman
on behalf of the Board of Directors
ii

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5 PLACE DE LA GARE,
L-1616, LUXEMBOURG
R.C.S. LUXEMBOURG B 123 052
SPOTIFY TECHNOLOGY S.A.
PROXY STATEMENT
ANNUAL GENERAL MEETING
OF SHAREHOLDERS AND HOLDERS OF BENEFICIARY CERTIFICATES
TO BE HELD ON APRIL 17, 2024
GENERAL INFORMATION
This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors (the “Board”) of Spotify Technology S.A. (the “Company,” “we,” “our” or “us”) for use at the 2024 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) to be held on April 17, 2024 (4:00 p.m. Luxembourg time, 10:00 a.m. EDT) at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement is available at both investors.spotify.com and www.proxyvote.com, together with the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2023, the reports of the auditors, and our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report on Form 20-F”). This Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their ordinary shares held through a bank, brokerage firm, or other record owner) and registered shareholders and holders of beneficiary certificates as of the Record Date (as defined below) through the delivery methods described below.
This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with a reply envelope, the notice of internet availability of proxy materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2023, the reports of the auditors, and our Annual Report on Form 20-F, are hereinafter referred to as the “Proxy Materials.”
Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.
How May the Proxy Materials Be Accessed?
(a)	Street name holders
We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are sending a notice of internet availability of Proxy Materials (the “Notice”) to our street name holders of record as of 10:00 p.m. Luxembourg time, 4:00 p.m. EST, on February 22, 2024 (the “Record Date”). You will have the ability to access the Proxy Materials on the website referred to in the Notice, or street name holders may request to receive a printed set of the Proxy Materials. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their ordinary shares at the Annual General Meeting.

(b)	Registered shareholders and holders of beneficiary certificates
We intend to mail the Notice on or about March 7, 2024 to all registered shareholders of our ordinary shares and to all holders of beneficiary certificates as of the Record Date. On that same date, we will also mail a printed copy of the Proxy Materials to who had previously requested printed copies. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.
Who May Vote?
Only registered shareholders, street name holders of our ordinary shares, and holders of beneficiary certificates as of the Record Date will be entitled to attend the Annual General Meeting and to vote at the Annual General Meeting. On the Record Date, (i) 198,327,158 ordinary shares were issued and outstanding and (ii) 341,341,690 beneficiary certificates were issued and outstanding.
Each ordinary share and each beneficiary certificate are entitled to one vote at the Annual General Meeting.
What Constitutes a Quorum?
For the Annual General Meeting, the approval of the resolutions linked to the agenda items shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of capital represented, it being specified that abstentions and nil votes shall not be taken into account.
What Are Broker Non-Votes and Abstentions?
Broker non-votes occur when a broker holding ordinary shares in street name for a beneficial owner submits a proxy that votes the shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the ordinary shares and is unable to vote the ordinary shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder or holder of beneficiary certificates withholds such shareholder’s vote or holder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.
Your broker will NOT be able to vote your ordinary shares with respect to any of the proposals or other matters considered at the Annual General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.
With respect to all of the proposals or other matters considered at the Annual General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.
Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.
What Is the Process for Voting and Revocation of Proxies?
If you are a registered shareholder or holder of beneficiary certificates as of the Record Date, you can vote by internet, by telephone, or by mail by marking, dating, signing, and returning the proxy card in the postage-paid envelope. Submitting your proxy by internet, by telephone, or by mail will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting. By submitting your proxy by internet or by telephone, you agree to appoint Mr. Guy Harles and Mr. Alexandre Gobert, or either of them, as proxies, each with the power to appoint his substitute, to represent you and to vote, as directed by you, all of the ordinary shares and, to the extent applicable, beneficiary certificates that you are entitled to vote at the Annual General Meeting, and any adjournment or postponement thereof.
If your ordinary shares are held in “street name,” you will receive instructions from your bank, brokerage firm, or other record owner. You must follow the instructions of the bank, brokerage firm, or other record owner in order for your ordinary shares to be voted.
The Company will retain an independent tabulator to receive and tabulate the proxies.
If you submit a proxy and direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates in the manner you indicate.

If you submit a proxy but do not direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.
It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.
A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:
•	attending the Annual General Meeting and voting in person;
•	delivering a written notice dated on or before April 12, 2024, at 5:00 p.m. Luxembourg time, 11:00 a.m. EDT at the address given below, stating that the proxy is revoked; or
•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.
If you are a registered shareholder and/or holder of beneficiary certificates, you may request a new proxy card by contacting our Investor Relations department by e-mail at ir@spotify.com.
You should send any written notice or new proxy card to Spotify Technology S.A., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.
Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting. Your last voting instructions, prior to or at the Annual General Meeting, are the voting instructions that will be taken into account.
Who May Attend the Annual General Meeting?
Only holders of our ordinary shares and/or our beneficiary certificates as of the Record Date or their legal proxy holders may attend the Annual General Meeting. All holders of our ordinary shares and/or our beneficiary certificates planning to attend the Annual General Meeting in person must contact our Investor Relations department at ir@spotify.com by April 12, 2024 to reserve a seat. For admission, shareholders and/or holders of beneficiary certificates should come to the Annual General Meeting check-in area no less than 15 minutes before the relevant Meeting is scheduled to begin.
(a)	Registered shareholders and holders of beneficiary certificates
To be admitted to the relevant Annual General Meeting, you will need a form of photo identification. You will be admitted to the Annual General Meeting only if we are able to verify your status as an ordinary shareholder or a holder of beneficiary certificates by checking your name against the list of registered shareholders or holders of beneficiary certificates on the Record Date.
(b)	Street name holders
To be admitted to the Annual General Meeting, you will need a form of photo identification, and you must also bring valid proof of ownership of your ordinary shares on the Record Date. In order to vote at the Annual General Meeting, you must bring a valid legal proxy from the holder of record.
If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Annual General Meeting.
Registration will begin at 3:30 p.m. Luxembourg time and the Annual General Meeting will begin at 4:00 p.m. Luxembourg time.
No cameras, recording equipment, electronic devices (including cell phones), large bags, briefcases, or packages will be permitted in the Annual General Meeting.

What Is the Process for the Solicitation of Proxies?
We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact, and electronic means, and arrangements are made with brokerage houses and other custodians, nominees, and fiduciaries to send the Notice and, if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers, and employees may solicit proxies, either in-person or by telephone, facsimile, or written or electronic mail (without additional compensation). Shareholders and holders of beneficiary certificates are encouraged to return their proxies promptly.

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

AGENDA ITEM NO. 1:

Approve the Company’s annual accounts for the financial year ended December 31, 2023 and the
Company’s consolidated financial statements for the financial year ended December 31, 2023
At the Annual General Meeting, shareholders and holders of beneficiary certificates will be presented with the report on any conflicts of interest having taken place since the last annual general meeting of the shareholders of the Company and the management reports on the Company’s consolidated financial statements and the Company’s annual accounts, as well as the reports of the auditors (réviseur d’entreprises agréé) on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2023. Following these presentations, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: After having reviewed the reports of the Board of Directors of the Company and the reports of the auditors (réviseur d’entreprises agréé) on the Company’s consolidated financial statements and the Company’s annual accounts for the financial year ended December 31, 2023, the Annual General Meeting RESOLVES to approve the annual accounts for the year ended December 31, 2023 and further RESOLVES to approve the consolidated financial statements for the year ended December 31, 2023.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2023.
AGENDA ITEM NO. 2:

Approve the allocation of the Company’s annual results for the financial year ended December 31, 2023
At the Annual General Meeting, management will report that the Company’s operations resulted in a profit of EUR 398,775,522 for the financial year ended December 31, 2023, based on the Company’s annual accounts for the financial year ended December 31, 2023. At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting RESOLVES to allocate the profit of the financial year ended December 31, 2023 in the amount of three hundred ninety-eight million seven hundred seventy-five thousand five hundred and twenty-two Euros (EUR 398,775,522)) as follows:
Result of the financial year:	EUR 398,775,522
Allocation to the legal reserve:	EUR 280
Result to be carried forward to the following financial year:	EUR 398,775,242
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of allocation of the Company’s annual results.

AGENDA ITEM NO. 3:

Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2023
Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the liability of members of the Board of Directors with respect to the performance of their duties during the completed financial year. At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the discharge of the liability of members of the Board of Directors who served during the year ended December 31, 2023:
Proposed resolution: The Annual General Meeting RESOLVES to grant discharge (quitus) of liability to the members of the Board of Directors who were in office during the financial year ended December 31, 2023 for the proper performance of their duties.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of discharge of the liability of the members of the Board of Directors.
AGENDA ITEM NO. 4:

Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2024:
•	Mr. Daniel Ek (A Director);
•	Mr. Martin Lorentzon (A Director);
•	Mr. Shishir Samir Mehrotra (A Director);
•	Mr. Christopher Marshall (B Director);
•	Mr. Barry McCarthy (B Director);
•	Ms. Heidi O’Neill (B Director);
•	Mr. Ted Sarandos (B Director);
•	Mr. Thomas Owen Staggs (B Director);
•	Ms. Mona Sutphen (B Director); and
•	Ms. Padmasree Warrior (B Director).
Our Board of Directors currently consists of ten (10) directors. Our Articles of Association provide that our Board of Directors shall always be composed of at least three (3) directors. Our Board of Directors has recommended the re-election of each of the directors named above. Pursuant to our Articles of Association, our directors are appointed by the Annual General Meeting that will determine the duration of their mandate, which may not exceed six years. In this context, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the appointment of the members of the Board of Directors for the current financial year:
Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Mr. Daniel Ek, Mr. Martin Lorentzon, and Mr. Shishir Mehrotra as A directors of the Company and Mr. Christopher Marshall, Mr. Barry McCarthy, Ms. Heidi O’Neill, Mr. Ted Sarandos, Mr. Thomas Staggs, Ms. Mona Sutphen, and Ms. Padmasree Warrior as B directors of the Company for a term ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2024.

The business address of each director is Regeringsgatan 19, 111 53 Stockholm, Sweden. The following is a brief biography of each of the proposed directors:
Daniel Ek is our founder, Chief Executive Officer, and Chairman of our Board of Directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our Board of Directors since July 21, 2008, and his term will expire on the date of the Annual General Meeting. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. He currently serves on the boards of directors of a number of private companies.
Martin Lorentzon is our co-founder and a member of our Board of Directors. He has been a member of our Board of Directors since July 21, 2008, and his term will expire on the date of the Annual General Meeting. Mr. Lorentzon previously served as Chairman of our Board of Directors from 2008 to 2016. In addition to his role on our Board of Directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
Shishir Samir Mehrotra is a member of our Board of Directors. He has been a member of our Board of Directors since June 13, 2017, and his term will expire on the date of the Annual General Meeting. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Christopher (Woody) Marshall is a member of our Board of Directors. He has been a member of our Board of Directors since June 16, 2015, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc. and Nerdy, Inc., as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our Board of Directors. He has been a member of our Board of Directors since January 8, 2020, and his term will expire on the date of the Annual General Meeting. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. In addition to his role on our Board of Directors, he serves as the President and CEO and a member of the board of directors of Peloton Interactive Inc. and a member of the board of directors of Instacart. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, Chegg from 2010 to 2015 (Chairman of the audit committee), and MSD Acquisition Corp. from 2021 to 2022 (Chairman of the audit committee). From 2011 to 2022, Mr. McCarthy served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Heidi O’Neill is a member of our Board of Directors. She has been a member of our Board of Directors since December 5, 2017, and her term will expire on the date of the Annual General Meeting. In addition to her role on our Board of Directors, Ms. O’Neill serves on the board of directors of Hyatt Hotels Corp. She previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer, Product and Brand, a division of Nike, Inc.

Ted Sarandos is a member of our Board of Directors. He has been a member of our Board of Directors since September 13, 2016, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. Sarandos serves on the board of directors of Netflix. He also serves as chairman of the board of trustees for the Academy Museum of Motion Pictures and the Treasurer for the board of directors of Exploring the Arts. He also serves on the board of trustees for the American Film Institute and is a member of the Executive Committee of the Academy of Television Arts and Sciences, as well as a Henry Crown Fellow at the Aspen Institute. Mr. Sarandos is the co-CEO of Netflix and has led the company’s moves into streaming, international, and original programming. He has been at Netflix since 2000.
Thomas Owen Staggs is a member of our Board of Directors. He has been a member of our Board of Directors since June 13, 2017, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. Staggs serves as the co-Chairman and co-CEO of Candle Media LLC and as a partner of Smash Capital Advisors LP. He also serves on the board of advisors of the University of Minnesota Carlson School of Management. Mr. Staggs previously served as a top executive at The Walt Disney Company, most recently serving as its Chief Operating Officer. Prior to that, he was Chairman of Walt Disney Parks and Resorts Worldwide after having been Disney’s Chief Financial Officer for nearly 12 years. As Chairman of Disney Parks, Mr. Staggs more than doubled operating profits while overseeing the company’s roughly 140,000 cast members. While at Disney, he helped lead the purchases of Pixar, Marvel Entertainment, and Cap Cities/ABC. He also served as a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.
Mona Sutphen is a member of our Board of Directors. She has been a member of our Board of Directors since April 21, 2021, and her term will expire on the date of the Annual General Meeting. She is currently a partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board. Ms. Sutphen is a Trustee of Putnam Mutual Funds and was an independent director for Pattern Energy from 2018 to 2020. She is a member of the Council on Foreign Relations, serves on the Boards of the International Rescue Committee and Human Rights First, and is a Trustee of Mount Holyoke College. Ms. Sutphen has a Bachelor of Arts from Mount Holyoke College and a Master of Science from London School of Economics.
Padmasree Warrior is a member of our Board of Directors. She has been a member of our Board of Directors since June 13, 2017, and her term will expire on the date of the Annual General Meeting. Ms. Warrior was a member of the board of directors of Microsoft from 2015 to 2023, The Gap, Inc. from 2013 to 2016, and Box, Inc. from 2014 to 2016. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
Vote Required and Recommendation of Board of Directors
The re-election of each nominee for the Board of Directors requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” the re-election of each of the A directors and B directors named above to terms that run until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2024.

AGENDA ITEM NO. 5:

Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on
December 31, 2024.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Ernst & Young S.A. (Luxembourg) as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2024.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” the appointment of Ernst & Young S.A. (Luxembourg) as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2024.
AGENDA ITEM NO. 6:

Approve the directors’ remuneration for the year 2024.
We currently provide our non-employee directors with remuneration for their service on the Board of Directors and any committees of the Board. For more information regarding our non-employee director compensation, please see “Non-Employee Director Compensation” in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2023.
The Board of Directors recommends the approval of (i) the remuneration plan for 2024 (the “Board Remuneration Plan”) under the form of cash bonuses, warrants, stock options, restricted stock units (“RSUs”), or under any other form as may be determined subsequently consisting of the grant value and other terms set forth in (ii)-(iv), (ii) the continued use of the incentive mix, under which each director will have the opportunity to elect the form of compensation they will be granted among stock options, RSUs, or cash (the “Incentive Mix”), for the Board Remuneration Plan, (iii) the grants in a value of US$340,000 to each member of the Board of Directors under the Board Remuneration Plan, excluding the CEO, Daniel Ek, as compensation for their services as members of the Board of Directors during 2024, and (iv) the compensation in line with the Incentive Mix to the chair of the Audit Committee in the amount of US$30,000.
We refer to the arrangements described above as the “Remuneration Arrangements.” The shareholders and holders of beneficiary certificates previously approved the allocation of 280,000 ordinary shares for issuance to members of the Board of Directors as compensation for 2022-2026.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to approve the Remuneration Arrangements (as this term is defined in the proxy statement with respect to the Annual General Meeting) with respect to the directors of the Company for the year 2024.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of the Remuneration Arrangements with respect to the directors of the Company for 2024.

AGENDA ITEM NO. 7:

Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” such delegation of powers to Mr. Guy Harles and Mr. Alexandre Gobert.

CORPORATE GOVERNANCE
Our Board of Directors provides our management teams with strategic guidance and ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity, and ethics throughout the organization.
Our Board of Directors currently consists of ten directors and is composed of Class A and Class B directors. Our Articles of Association provide that the Board of Directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders, but not exceeding six years, or until his or her successor has been appointed. A member of the Board of Directors may be removed at any time, with or without cause, by a resolution of the general meeting of the shareholders.
The Board of Directors and its committees conduct annual self-evaluations of their performance to ensure they are functioning effectively.
Governance Structure
Mr. Daniel Ek, our Chief Executive Officer, serves as the Chair of our Board of Directors. Our Board of Directors believes that, at this time, a combined Chief Executive Officer and Chair is the appropriate leadership structure for the Company that best serves our interests and those of our shareholders. In making this determination, the Board of Directors considered, among other matters, Mr. Ek’s experience as the founder of the Company and as our Chair and Chief Executive Officer since 2016 and his strategic vision for the Company and in-depth knowledge of our operations. Among the benefits of a combined Chief Executive Officer and Chair considered by the Board of Directors is that such structure promotes effective leadership and direction for the Company based on the Chair’s close proximity to our senior management team on a day-to-day basis.
Our Procedural Rules for Board of Directors and Corporate Governance Guidelines (the “Corporate Governance Guidelines”) provide that one of our independent directors will serve as a Lead Independent Director when the positions of the Chair and Chief Executive Officer are held by the same person. Our independent directors appoint our Lead Independent Director annually and have appointed Mr. Christopher (Woody) Marshall as our Lead Independent Director. As the Lead Independent Director, Mr. Marshall’s responsibilities include:
•	organizing and presiding over all meetings of the Board of Directors at which the Chair is not present, including all executive sessions of the independent directors and non-management directors;
•	calling meetings of the independent directors as necessary;
•	serving as a liaison between the Chair and the non-management directors;
•	overseeing the information sent to the Board of Directors by management;
•	coordinating with the Chair to set the meeting agendas and schedules to ensure that there is sufficient time for discussion of all agenda items;
•	ensuring that he is available for consultation and direct communication if requested by major shareholders and deemed appropriate by the Board of Directors; and
•	performing such other duties as requested by the Board of Directors.
Director Independence
Our Board of Directors evaluates the independence of each director on an annual basis. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board of Directors has determined that Messrs. Lorentzon, Marshall, McCarthy, Sarandos, Staggs, and Mses. O’Neill, Sutphen, and Warrior, qualify as independent directors in accordance with the New York Stock Exchange (“NYSE”) rules and our Corporate Governance Guidelines.
People Experience & Compensation Committee
Our Board of Directors has established a People Experience & Compensation Committee (the “P&C Committee”). Our P&C Committee consists of Mr. Marshall, Mr. Lorentzon, Mr. Mehrotra, and Ms. O’Heill. Mr. Marshall is the chair of our P&C Committee. The responsibilities of our P&C Committee include:
•	reviewing and making recommendations to our Board of Directors related to our incentive-compensation plans and equity-based plans;

•	establishing and reviewing the overall compensation philosophy of the Company;
•	overseeing matters relating to the attraction, engagement, development, and retention of directors and employees, including executive officers;
•	reviewing and approving total compensation for our Chief Executive Officer and other executive officers;
•	reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;
•	selecting and retaining a compensation consultant;
•	monitoring our diversity, inclusion, and belonging strategy; and
•	such other matters that are specifically delegated to the P&C Committee by our Board of Directors from time to time.
Audit Committee
Our Board of Directors has established an Audit Committee that consists of Mr. Staggs, Mr. Marshall, Ms. Sutphen, and Ms. Warrior. Mr. Staggs is the chair of our Audit Committee. All Audit Committee members satisfy the “independence” requirements set forth under the rules of the New York Stock Exchange and in Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee include:
•	appointing and replacing our independent registered public accounting firm, subject to shareholder approval;
•	retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;
•
reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;

•	discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;
•	reviewing and evaluating the Company’s enterprise risk management, including the Company’s data protection and cybersecurity programs;
•	monitoring proposed changes in laws, rules, and regulations, and reviewing the Company’s material corporate policies and regulatory strategy;
•	monitoring our climate strategy; and
•	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.
Policies and Standards
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of our directors, officers, employees, consultants, and others working on our behalf. We have also adopted the Corporate Governance Guidelines.
Our Insider Trading Policy prohibits our directors, officers, employees, consultants, and contractors from engaging in short sales, option trading, and hedging transactions that involve Spotify’s securities. The policies discussed above and our other corporate governance documents are available on our website at investors.spotify.com.
In 2023, we adopted a Clawback Policy in compliance with the Securities and Exchange Commission (the “SEC”) rules and New York Stock Exchange listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.

SHAREHOLDER COMMUNICATIONS
Shareholders, holders of beneficiary certificates, and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, or the chair of any committee of the Board of Directors by writing to them at the following address:
Spotify Technology S.A.
5 Place de la Gare,
L-1616, Luxembourg, Grand Duchy of Luxembourg
Attn: General Counsel
Concerns relating to accounting, internal controls, or auditing matters should be communicated to the Company through the General Counsel and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.
PROPOSALS OF SHAREHOLDERS
Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the Annual General Meeting must comply with the requirements of the Luxembourg Company Law. We reserve the right (subject to Luxembourg law) to reject, rule out of order, or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.
WHERE YOU CAN FIND MORE INFORMATION
The Company files annual and special reports and other information with the Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public on the SEC’s internet website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at investors.spotify.com. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting to be held on April 17, 2024
Information is now available regarding the Annual General Meeting at both investors.spotify.com and www.proxyvote.com.
YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO FOLLOW
THE INSTRUCTIONS YOU RECEIVED TO AUTHORIZE A PROXY TO VOTE YOUR SHARES.
With respect to all of the proposals and matters considered at the Annual General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.
If you wish to attend the Annual General Meeting in person, you must reserve your seat by April 12, 2024 by contacting our Investor Relations department at ir@spotify.com. Additional details regarding requirements for admission to the Annual General Meeting are described in the Proxy Statement under the heading “Who May Attend the Annual General Meeting?”
If you are a holder of record of our ordinary shares or of our beneficiary certificates as of the Record Date, you will be admitted to the Annual General Meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker, or otherwise, you will be admitted to the Annual General Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date. In order to vote at the Annual General Meeting, you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of February 22, 2024 at 10:00 p.m. Luxembourg time, 4:00 p.m. EST or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for purposes of admission to the Annual General Meeting. If you are a holder of ordinary shares and/or beneficiary certificates, you will be entitled to vote at the Annual General Meeting or any adjournment or postponement thereof.
Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting. Any shareholder that decides to attend the Annual General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares and/or beneficiary certificates at the Annual General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Voting and Revocation of Proxies?”
Luxembourg
March 7, 2024